SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company
Minutes of The Extraordinary General Shareholders’ Meeting held on November 16th, 2009

1. Date, Time and Place: On November 16th, 2009, at 10:00 a.m., at Gafisa S.A.’s (“Company”) headquarters, located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor.

2. Call Notice: The call notice was published in “Diário Oficial do Estado de São Paulo”, on October 16, 17 and 20, 2009, pages 119, 119, 119, respectively, and in “O Estado de São Paulo” newspaper, on October 16, 17 and 19, 2009, on pages B6, B8 e B11, respectively.

3. Attendance: Shareholders representing 58.27% of the Company’s total and voting capital, as per the signatures in the “Shareholders’ Attendance Book”. Also present Company’s Officer, Mr. Odair Garcia Senra.

4. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Fabiana Utrabo Rodrigues.

5. Agenda: (i) authorize the 7th Issuance, by the Companhy (“Issuer”), of non-convertible debentures, with floating charge and additional guaranties (garantia flutuante cumulada com garantia adicional), which will include in rem guaranties (“Debentures”), for public distribution, as per the terms of article 58, paragraph 2nd of Law No. 6,404/76, in the total amount of up to R$600.000.000,00 (six hundred million reais), with due date on December 05, 2014 (“7th Issuance”), according to the terms and conditions of the Deed of Issuance to be executed by the Company. The interest accruing on the Debentures shall correspond to the accumulated variation of the TR - Taxa Referencial, published by the Brazilian Central Bank, calculated on a pro rata temporis basis per business days, plus a coupon, revised every Capitalization Period, equivalent to: (a) 8,36% per year for the portion of the resources of the 7th Issuance not released for use by the Issuer, equivalent to the sum of the balances of the Collateral Accounts; (b) 10,45% per year for the portion of the resources of the 7th Issuance used to finance the housing units with sale value higher than the one established in Resolution no. 460/04 of the Conselho Curador do FGTS, for units that qualify under the standards of the popular housing area, but lower than or equal to the maximum value allowed for financing of housing units by means of the Financial Housing System (Sistema Financeiro de Habitação – “SFH”), or other remuneration more favorable to the Company. The 7th Issuance will be dismissed from registration before the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”), as per the terms of article 5, item II of CVM Instruction no. 400, as amended. The resources arising from the Debentures shall finance housing units of real estate projects listed an exhibit of the Fiduciary Assignment Agreement (as mentioned below); (ii) delegate to the Company’s Board of Directors powers to alter and/or decide on, if necessary, matters described in the second part of paragraph 1st, article 59 of Law No. 6,404/76; (iii) authorize the Company’s Board of Officers to take all measures necessary to implement the 7th Issuance, including, without limitation, acts necessary for execution of the respective issuance, contracting of financial institutions authorized to operate in the securities market as brokers, the fiduciary agent, the mandated bank, the underwriter, legal consultants and other institutions that may be necessary for the 7th Issuance, determining their respective fees, as well as the publication and registration of corporate documents before the competent bodies; and (iv) confirm and ratify all actions that have been taken by the Board of Officers before the date of the General Meeting.

6. Resolutions: By shareholders representing the majority vote of the Company’s total and voting capital present at the meeting, the following resolutions have been taken. The contrary votes and abstentions have been registered at the Company’s headquarters. Except when otherwise defined herein, capitalized terms shall have the meaning ascribed to them in the Private Deed of the 7th Issuance of Non-Convertible Debentures, in a Single and Indivisible Lot, in a Single Series, with Floating Charge and Additional Guaranties, for Public Distribution, Issued by Gafisa S.A. (Instrumento Particular de Escritura da 7ª Emissão de Debêntures Simples, Não Conversíveis em Ações, em Lote Único e Indivisível, em Série Única, com Garantia Flutuante e Garantia Adicional, para Distribuição Pública, de Emissão da Gafisa S.A. - “Deed of Issuance”).

6.1. To record that the Minutes related to this Extraordinary General Shareholders’ Meeting will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

6.2. Approve the 7th Issuance, in accordance with the following main conditions:

a. Nominal Amount.The Unitary Nominal Amount of the Debentures shall be R$1,000,000.00 (one million reais), on the Date of Issuance.

b. Quantity of Debentures and Number of Series. The Issuance shall be of up to 600 (six hundred) Debentures, in a single and indivisible series, in a total amount of up to R$600,000,000.00 (six hundred million reais), on the Date of Issuance.

c. Date of Issuance, Term and Due Date. For all legal purposes and effects, the date of issuance of the Debentures shall be the date on which they are subscribed and paid-in. The final due date of the Debentures shall be on December 05, 2014, subject to the cases of early termination set forth in the Deed of Issuance.

d. Type, Convertibility, Nature and Form. The Debentures shall be simple, registered, non-convertible, with floating charge and additional guaranties.

e. Placement and Negotiation. The Debentures shall be object of public distribution in a single and indivisible lot, under a best efforts regime for placement, with intermediation by Planner Corretora de Valores S.A. (“Coordinator”), by means of the Sistema de Distribuição de Títulos (SDT), managed and operated by CETIP, being the Debentures registered and held in custody by CETIP. The Debentures shall be registered for custody in the secondary market through the Módulo Nacional de Debêntures (SND), managed and operated by CETIP, provided that they may not be negotiated in the secondary market, except as allowed under applicable rules.

f. Remuneration. The interest accruing on the Debentures shall correspond to the accumulated variation of the TR - Taxa Referencial, published by the Brazilian Central Bank, calculated on a pro rata temporis basis per business days, plus a coupon, revised every Capitalization Period, equivalent to: (a) 8,36% per year for the portion of the resources of the 7th Issuance not released for use by the Issuer, equivalent to the sum of the balances of the Collateral Accounts; (b) 10,45% per year for the portion of the resources of the 7th Issuance used to finance the housing units with sale value higher than the one established in Resolution no. 460/04 of the Conselho Curador do FGTS, for units that qualify under the standards of the popular housing area, but lower than or equal to the maximum value allowed for financing of housing units by means of the SFH, or other remuneration more favorable to the Company, as per calculation formulas set forth in the Deed of Issuance. The Remuneration shall be subject to the adjustments to be set forth in the Deed of Issuance, to be negotiated by the Board of Directors.

The first installment of interest shall be due on June 05, 2010, and the other shall be on due on the dates below, provided that, in case any such dates are not business days in the place of the head office of the Issuer, the following business shall be considered:

Remuneration Payment Dates
June 05, 2010	December 05, 2012
December 05, 2010	June 05, 2013
June 05, 2011	December 05, 2013
December 05, 2011	June 05, 2014
June 05, 2012	December 05, 2014

g. Amortization of Principal: The Debentures shall be amortized in 04 (four) equal installments on the dates identified in the table below:

Principal Payment Dates
June 05, 2013	June 05, 2014
December 05, 2013	December 05, 2014

h. Renegotiation. As of June 05, 2013 and before full amortization of the Debentures, the 7th Issuance may be renegotiated for an additional period in the terms and conditions to the agreed upon between the Issuer and the Debenture-holder.

i. Optional Early Redemption. The Issuer may, at any time, acquire or redeem the Debentures in circulation for a price not higher than their Nominal Unitary Amount, plus the Remuneration, calculated on a pro rata temporis basis, from December 05, 2009 or the immediately prior Remuneration Payment Date, subtracted from the already amortized principal amount, as the case may be, subject to the provisions of paragraph 2nd, article 55 of Law No. 6,404/76, by means of the publication of a Notice to the Debenture-holders and delivery of a notice to the Fiduciary Agent and to CETIP, at least 10 (ten) days before the date of the intended redemption (“Early Redemption”).

The Debentures acquired by the Issuer may, at the Issuer’s discretion, be cancelled or held in treasury. In case the Early Redemption is partial, it shall encompass at least 25% (twenty-five) per cent of the outstanding balance of the Debentures in circulation. The partial or total Early Redemption shall be carried out by means of (i) payment of the Remuneration, calculated on a pro rata temporis basis from the Issuance Date of the immediately prior Remuneration payment date, as the case may be, until the date of effective payment; (ii) payment of the balance of the unitary Nominal Amount of the redeemed Debentures; and (iii) except for an early redemption or amortization carried out after June 05, 2012, payment of a premium of:

(i) 1.5% over the amount of the Early Redemption, in case it occurs until December 05, 2010;

(ii) 1.0% over the amount of the Early Redemption, in case it occurs from December 06, 2010 until December 05, 2011;

(iii) 0.5% over the amount of the Early Redemption, in case it occurs from December 06, 2011 until June 05, 2012.

In case of Early Redemption, as set forth in the Deed of Issuance, the procedure adopted by CETIP shall be followed, provided that a partial redemption shall be carried out by means of an operation of definitive sale and acquisition in the secondary market, and all steps of this process, such as qualification of debenture-holders, raffle, verification, definition of distribution and validation of the amount of Debentures to be redeemed, shall be carried out outside of CETIP. In case CETIP implements another system to operate a partial redemption, there will no need to amend the Deed of Issuance or for any other formality. In case of total redemption, CETIP shall be notified at least 2 (two) business days before the date set for the redemption.

j. Guaranty Agreements. The Company is hereby fully authorized to execute the following guaranty agreements, as collateral for the 7th Issuance:

(i) Agreement for Fiduciary Assignment of Credit Rights and Rights over Bank Accounts (Contrato de Cessão Fiduciária de Direitos Creditórios e de Direitos sobre Contas Bancárias), to be executed by and between the Company and the Financed SPCs, as assignors, the Debenture-holder, represented by the Fiduciary Agent, as assignee, CAIXA, as depositary bank, the Collateral Agent (Agente de Garantia) and the Construction Works Agent (Agente de Obras), along with the applicable notices to the respective counterparties of the assigned credit rights (“Fiduciary Assignment Agreement” and “Fiduciary Assignment Notices”, respectively). Drafts of the Fiduciary Assignment Agreement and the Fiduciary Assignment Notices, to be duly executed by their respective parties and registered, are part of the Deed of Issuance as its Exhibit II, with the following object: (i) fiduciary assignment of the Receivables (as defined in the Deed of Issuance); (ii) fiduciary assignment of the Liquidation Account (Conta de Liquidação), Centralizing Accounts (Contas Centralizadoras), Associative Credit Accounts (Contas de Crédito Associativo), Investment Accounts (Contas Investimento) and Debt Service Payment Account (Conta de Pagamento do Serviço da Dívida), as well of the amounts therein deposited; (iii) fiduciary assignment of all Permitted Investments carried out with the amounts held in the Liquidation Account (Conta de Liquidação) and the Centralizing Accounts (Contas Centralizadoras); and (iv) fiduciary assignment of all proceeds arising from the Permitted Investments;

(ii) Agreement for Fiduciary Assignment of Shares and Quotas (Contrato de Alienação Fiduciária de Ações e Quotas), to be executed by and between the Company, the Financed SPCs, the other shareholders or quotaholders of the Financed SPCs, and the Debenture-holder, represented by the Fiduciary Agent, a draft of which shall be a part of the Deed of Issuance as its Exhibit III; and

(iii) Agreement for Fiduciary Assignment of the Fixed Income Investment Fund Quotas (Contrato de Alienação Fiduciária de Quotas do Fundo de Investimento de Renda Fixa), to be executed by and between the Company, CAIXA, as administrator of the Fixed Income Investment Fund, the Financed SPCs and the Debenture-holder, represented by the Fiduciary Agent, a draft of which shall be a part of the Deed of Issuance as its Exhibit IV.

6.3. The Company’s Board of Officers is hereby authorized to take all measures necessary to implement the 7th Issuance, including, without limitation, acts necessary for execution of the respective issuance, contracting of financial institutions authorized to operate in the securities market as brokers, the fiduciary agent, the mandated bank, the underwriter, legal consultants and other institutions that may be necessary for the 7th Issuance, determining their respective fees, as well as the publication and registration of corporate documents before the competent bodies and registration of the 7th Issuance before CVM.

6.4. Record that, due to non-presentation of the request set forth in Art. 161 §2 of Law No. 6,404/76, the Audit Committee (Conselho Fiscal) was not installed.

7. Closing: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, were signed by all in attendance. Signatures: Odair Garcia Senra, President; Fabiana Utrabo Rodrigues, Secretary; Odair Garcia Senra, Officer; Odair Garcia Senra; Wilson Amaral de Oliveira; Citibank N A ADR Departament, Represented by Fany Andrade Galkowicz; Unibanco Constr C F Inv Ações, Oppenheimer Developing Markets Fund, New World Fund Inc., Templeton Global Investment Trust - Templeton Bric Fund, Franklin Templeton Investment Funds, Norges Bank, American funds Ins Ser Gl Small Capitaliz Fd., American Funds Ins Series New World Fund, Citigroup Pension Plan, Columbia Marsico International Opportunities Fund, Columbia Marsico International, Opportunities Fund Variable Series, Dimensional Funds II, Plc, Dimensional Funds Plc, Harbor International Growth Fund, Ibm Savings Plan, John Hancock Funds II, International Opportunities Fund, Lord Abbett Sec Tr-Lord Abbett Int Core Eq Fd, Lord Abbet Securities Trust - L A Intl Opp Fd, Lord Abbett Ser Fd Inc. International Port., Natixis International Funds (Lux) I, New Hampshire Retirement System, Russell Institutional Fds, Llc - Ri Equity Fd, Schwab Global Real Estate Fund, Spdr S&P Emerging Latin America Etf, State Street Emerging Markets, Telcordia Technologies Pension Plan, The Marsico Intl Opportunities Fund, The Master Trust B O J L As T Of A G E M M Fund II, The Master T B of Japan Ltd Re Mtbc400035147, Vanguard Ftse All-World Ex-Us Small-Cap Index Fund Asovieif, Excel Latin America Fund, John Hancock Trust Intern Opportunities Trust, United air lines, Inc. Pilots Directed Account Plan Trust, Msci Emerging Markets Small Cis Lending Common Trust Fund, Harbor Capital Group Tr.For Defined Ben.Pl., Teacher Retirement System of Texas, Columbia Multi-Advisor International Equity Fund, Prudential Retirem Insurance and Anuity Comp, Caisse de Depot Et Placement Du Quebec, Ofi Trust Company, Ofi Institutional Emerging Markets Eq Fund Lp, Ing Marsico International Opportunities Portfolio, State of California Public Employees Ret Sys., Russell International Developed Markets Fund, Indiana State Teachers Retirement Fund, The Honeywell Intl Inc Master Retirement Trust, John Hancock Trust Emerging Markets Value Trust, John Hancock Trust Disciplined Diversification Trust, John Hancock Funds II: Emerging Markets Value Fund, Eaton Vance Collective Investment Trust for Employee Benefit Plans - Emerging Markets Equity Fund, Russell International Developed Markets Fund, Gmam Investment Funds Trust, Lincoln Variable Insurance Products T L M I G Fund, The Boston Company Emerging Markets Core Eqt Fund, Primera Fund Dynamic Pacific, Artisan Opportunistic Growth Fund, Hansberger International Series Emerging Mkts Fund, Commonwealth Of Pennsylvania Public School Employees´ Retirement System, Represented by Daniel Alves Ferreira.

São Paulo, November 16th 2009

Fabiana Utrabo Rodrigues
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.